UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Blue Apron Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
09523Q309
(CUSIP Number)
Derek Anguilm c/o FreshRealm, Inc. 1330 Calle Avanzado San Clemente, CA 92673 (800) 264-1297 with a copy to: Jessica Asrat Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q309	13D
1	NAMES OF REPORTING PERSONS
FreshRealm, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,267,590
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,267,590
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,267,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 2 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 20, 2023, as amended by Amendment No. 1 filed with the SEC on September 29, 2023 (as amended, the “Schedule 13D”) related to Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at 28 Liberty Street, New York, New York 10005.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to include the following:

Information set forth in Item 4 is hereby incorporated by reference into this Item 3.

As further described in Item 4 below, on October 11, 2023, the Reporting Person exercised in full its Warrant to purchase 1,268,574 shares of Class A Common Stock. The Reporting Person paid the exercise price on a cashless basis, resulting in Issuer’s withholding of 984 of the Warrant shares to pay the exercise price and issuing to the Reporting Person the remaining 1,267,590 shares. No fractional shares were issued.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Information set forth in Item 3 is hereby incorporated by reference into this Item 4.

As previously disclosed, pursuant to and in connection with the Tender and Support Agreement entered into in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”) dated September 28, 2023, by and among the Issuer, Wonder Group, Inc. (“Parent”) and Basil Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), whereby the Purchaser will merge with and into the Issuer (the “Merger”), following a tender offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of Company Common Stock in exchange for $13.00 in cash per share, without interest and subject to certain adjustments (the “Offer Price”), the Reporting Person exercised its Warrant to purchase 1,268,574 shares of Issuer Class A Common Stock for $0.01 a share. The Reporting Person will tender its shares of Class A Common Stock as promptly as practicable within 10 business days of the commencement of the Offer in accordance with the Tender and Support Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) through (c) is hereby amended and restated as follows:

The information set forth in the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). Calculations of the percentage of shares of Class A Common Stock beneficially owned are based on 6,389,337 shares of Class A Common Stock outstanding as of July 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023, increased by the 1,267,590 net shares of Class A Common Stock issued upon the exercise of the Warrant.

(c) Except as set forth in this Schedule 13D, neither the Reporting Persons nor to the best knowledge of the Reporting Person, any other person named in Annex A, has effected any transaction in the Class A Common Stock since the filing of Amendment No. 1 on September 29, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The third paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Tender and Support Agreement

In connection with the execution of the Merger Agreement, on September 28, 2023, Parent, Purchaser and Reporting Person entered into a Tender and Support Agreement (the “Tender and Support Agreement”), pursuant to which, Reporting Person agreed, among other things, to exercise in full its Warrant to purchase 1,268,574 shares of Class A Common Stock on a date that is at least one (1) day before the commencement by Purchaser of the Offer and validly tender all of the Class A Common Stock held by it pursuant to and in accordance with the terms of the Offer in exchange for the Offer Price. The Tender and Support Agreement terminates upon (a) the termination or withdrawal of the Offer or the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) any modification, waiver or amendment to the Merger Agreement or the Offer that is effected without Reporting Person’s written consent that (i) decreases the amount, or changes the form, of consideration payable pursuant to the terms of the Merger Agreement or imposes any non-immaterial conditions, requirements or restrictions on, Reporting Person’s right to receive the consideration payable to the Reporting Person or that materially delays the timing of any such payment, or (ii) otherwise in a manner adverse (directly or indirectly) to the Reporting Person or (d) the mutual written consent of Parent and Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2023
FRESHREALM, INC.
	By:	/s/ Derek Anguilm
Name: Derek Anguilm Title: Chief Financial Officer